As filed with the Securities and Exchange Commission on June 16, 2003
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Mindspeed Technologies, Inc.

(Exact name of registrant as specified in its charter)

4000 MacArthur Boulevard Newport Beach, California 92660-3095
Delaware	(949) 579-3000	01-0616769
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(I.R.S. Employer Identification No.)

Raouf Y. Halim

Chief Executive Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
(949) 579-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Peter R. Kolyer, Esq.

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, New York 10112
(212) 408-5100

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Securities	Amount to be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered(1)	Share(2)	Price(2)	Registration Fee

Common Stock, par value $.01 per share (including the associated Preferred Share Purchase Rights)	35,000,000 shares	$2.24	$78,400,000	$6,343

(1)	The shares of Common Stock set forth in the Calculation of Registration Fee table and which may be offered pursuant to this registration statement include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant’s Common Stock as may be offered or issued as a result of any stock splits, stock dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, based on (a) the book value as of March 31, 2003 of the net assets held or to be received by the Registrant in the initial transaction in which the Registrant’s securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Registrant’s registration statement on Form 10, as amended (File No. 1-31650), will be issued, divided by (b) the number of shares of Common Stock estimated to be outstanding after such initial issuance.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is incomplete and may be changed. The selling securityholders may not sell the securities to be sold by them and we may not sell the securities to be sold by us until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION — DATED JUNE 16, 2003

PROSPECTUS

Mindspeed Technologies, Inc.

2003 Stock Option Plan

Common Stock, Par Value $.01 Per Share

(including associated Preferred Share Purchase Rights)

        The approximately 35 million shares of common stock offered by this prospectus may be acquired by you as a participant in the Mindspeed Technologies, Inc. 2003 Stock Option Plan upon the exercise of options to purchase shares of our common stock held by you in accordance with the terms of the plan and your option agreement. Any proceeds received by us from the exercise of the stock options covered by the plan will be used for general corporate purposes.

      Shares of our common stock subject to the unexercised portion of any terminated, forfeited or cancelled option grant under the plan may also be issued upon exercise of options granted under the plan in connection with offers to exchange outstanding options under the plan for new options.

      This prospectus may also be used by certain of our officers and directors and their permitted transferees, who may be deemed to be “affiliates” of us under the Securities Act of 1933, to offer and sell shares of common stock acquired upon the exercise of stock options under the plan. The number of shares to be sold, the names of the selling shareholders and any other relevant information concerning a particular offering will be included in a supplement to this prospectus.

      An associated preferred share purchase right is included with each share of common stock issued under the plan.

      Our common stock and associated preferred share purchase rights have been approved for listing, subject to official notice of issuance, on the American Stock Exchange under the trading symbol “MND”.

       In reviewing this prospectus, you should carefully consider the matters described under “Risk Factors” beginning on page 5 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DETERMINATION OF OPTION EXERCISE PRICES
THE PLAN
TAX CONSEQUENCES
SELLING SHAREHOLDERS
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 4.5
EXHIBIT 5
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 24

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different.

      The information contained in this prospectus is correct as of the date it was filed. You should be aware that some of this information may have changed by the time this document is delivered to you.

AVAILABLE INFORMATION

      In accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy and information statements and other information that we file, including the registration statement and its exhibits, at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the SEC (www.sec.gov). Our Internet site is www.mindspeed.com. Our Internet site and the information contained therein or connected thereto are not intended to be incorporated into this prospectus or the registration statement of which it forms a part.

      You also may inspect reports, proxy statements and other information about us at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

      In accordance with the Securities Act of 1933, as amended, or the Securities Act, we have filed with the SEC a registration statement on Form S-3 relating to our common stock. This prospectus does not contain all of the information included in the registration statement and its attached exhibits. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document we have filed as an exhibit, each statement being qualified in all respects by such reference. You may read and obtain copies of the registration statement and any amendments to it, including its exhibits, as described above.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference our registration statement on Form 10, as amended (File No. 1-31650), filed with the SEC in accordance with the Exchange Act and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of securities by this prospectus is completed. Our Form 10 contains a description of our common stock under Item 11.

      Our Form 10 also contains a copy of the audit report of Arthur Andersen LLP dated January 18, 2000, previously issued by Arthur Andersen in connection with the audit of the consolidated financial statements of Maker Communications, Inc. The audit report has not been re-issued by Arthur Andersen as they have ceased operations. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen and incorporated by reference herein or any omission of a material fact required to be stated therein. Accordingly, investors will not be able to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under this prospectus.

      Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless exhibits are specifically incorporated by reference into the documents). You may submit a request for this material to Shareholder Relations, Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, Newport Beach, California 92660-3095 (telephone number (949) 579-3000).

SUMMARY

Our Company

      Mindspeed Technologies, Inc., a Delaware corporation incorporated in July 2001, is currently a wholly owned subsidiary of Conexant Systems, Inc. After the distribution by Conexant to its shareholders of all outstanding shares of our common stock, we will be a separately traded public company and will own and operate the Mindspeed business now owned and operated by Conexant. Prior to the distribution, Conexant will transfer to us assets and liabilities of the Mindspeed business, including the stock of certain subsidiaries, and certain other assets and liabilities which will be allocated to us under the distribution agreement to be entered into between Conexant and us. Our principal corporate offices are located at 4000 MacArthur Boulevard, Newport Beach, California 92660-3095, and our telephone number is (949) 579-3000.

      We design, develop and sell semiconductor networking solutions for communications applications in enterprise, access, metropolitan and wide-area networks. Our products, ranging from physical layer transceivers and framers to higher layer network processors, are sold to original equipment manufacturers, or OEMs, for use in a variety of network infrastructure equipment, including voice and media gateways, high-speed routers, switches, access multiplexers, cross-connect systems, add-drop multiplexers and digital loop carrier equipment. Service providers use this equipment for the processing, transmission and switching of high-speed voice and data traffic within different segments of the communications network.

The Offerings

      As a result of the distribution, some or all of your options to purchase shares of Conexant common stock were adjusted so that you now hold options to purchase shares of our common stock, or Mindspeed options. We have assumed Conexant’s obligations for the Mindspeed options and have implemented the 2003 Stock Option Plan, or the plan, to govern the terms of the Mindspeed options.

      As a Mindspeed option holder you are entitled to purchase shares of our common stock, subject to the provisions of the plan and your option agreement. A total of approximately 35 million shares of our common stock, subject to adjustment, may be purchased upon the exercise of Mindspeed options covered by the plan. Shares of our common stock subject to the unexercised portion of any terminated, forfeited or cancelled option grant under the plan will be available for future grants in connection with offers to exchange outstanding options under the plan for grants of new options made to our employees and certain eligible non-employees.

      This prospectus also relates to offers and sales by certain of our officers and directors and their permitted transferees, referred to as the selling shareholders, who may be deemed to be our affiliates, as defined in Rule 405 under the Securities Act, of shares of our common stock that they may acquire upon the exercise of Mindspeed options.

RISK FACTORS

      You should carefully consider and evaluate all of the information set forth in this prospectus, including the risk factors listed below. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock.

Risks Related to Our Business

We are incurring substantial operating losses, we anticipate additional future losses and we must significantly increase our revenues to become profitable.

      We incurred a net loss of $675.4 million ($102.2 million, excluding the $573.2 million cumulative effect of a change in accounting for goodwill) in the first six months of fiscal 2003 compared to a net loss of $276.4 million in the first six months of fiscal 2002. We incurred net losses of $668.3 million in fiscal 2002 and $496.4 million in fiscal 2001. We face an environment of sharply diminished demand in many of the markets for our products and lower levels of capital spending by service providers who purchase equipment containing our products. We expect that reduced end-customer demand and other factors will continue to result in our incurring significant operating losses in the near term.

      In order to return to profitability, we must achieve substantial revenue growth. Revenue growth will depend on renewed demand for network infrastructure equipment that incorporates our products, which in turn depends primarily on capital spending levels of communications service providers. Although we have implemented a number of expense reduction and restructuring initiatives to more closely align our cost structure with the current business environment, expense reductions alone, without revenue growth, will not return us to profitability. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We have recently experienced the worst downturn in the history of the highly cyclical semiconductor industry, resulting in a dramatic decline in our revenues.

      The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns such as we are now experiencing have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors have caused substantial fluctuations in our revenues and our results of operations. We have in the past experienced these cyclical fluctuations in our business and may experience cyclical fluctuations in the future.

      During the late 1990’s and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. Since fiscal 2001, we — like many of our customers and competitors — have been adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products. The impact of weakened end-customer demand has been compounded by higher than normal levels of equipment and component inventories held by many of our original equipment manufacturer, or OEM, subcontractor and distributor customers. These conditions have represented the worst downturn in the history of the semiconductor industry, and the market for communications semiconductor products has been impacted more adversely than the industry as a whole. For example, aggregate quarterly revenues for us and our principal competitors focused solely on communications semiconductor network solutions have declined by over 75% from their peak in 2000. We cannot assure you as to whether or when the current industry downturn will end or market conditions will improve to the extent necessary for us to return to profitability.

We have limited capital resources and capital needed for our business may not be available when we need it.

      Historically we have relied on funding from Conexant together with cash generated from product sales to fund our operations, research and development efforts and capital expenditures. Following the distribution, we will have cash of approximately $100 million and a $50 million credit facility with Conexant, but will otherwise be required to obtain our own sources of capital. We believe that our existing sources of liquidity, including the pre-distribution cash contribution from Conexant, the credit facility with Conexant and cash expected to be generated from product sales, will be sufficient to fund our operations, research and development efforts, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case, and if we continue to incur operating losses in the future, we may need to reduce further our operating costs or obtain alternate sources of financing, or both, to remain viable. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

We are subject to intense competition.

      The communications semiconductor industry in general, and the markets in which we compete in particular, are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted, and is expected to continue to result, in declining average selling prices for our products.

      Many of our current and potential competitors have certain advantages over us, including:

•	stronger financial position and liquidity;

•	longer presence in key markets;

•	greater name recognition;

•	access to larger customer bases; and

•	significantly greater sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can. Moreover, we have recently incurred substantial operating losses and we anticipate future losses. Our OEM customers may choose semiconductor suppliers whom they believe have a stronger financial position or liquidity.

      Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

Our success depends on our ability to develop competitive new products in a timely manner.

      Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors; and

•	overall market acceptance of our products.

      We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products, particularly if we are required to take further cost reduction actions. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

If we are not able to keep abreast of the rapid technological changes in our markets, our products could become obsolete.

      The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

•	frequent new product introductions and enhancements;

•	declining prices over the life cycle of products; and

•	evolving industry standards.

      Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

      Our future success depends on our ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel can be intense in the semiconductor industry. We cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

      Approximately 25% of our engineers are foreign nationals working in the United States under visas. The visas held by many of our employees permit qualified foreign nationals working in specialty occupations, such as certain categories of engineers, to reside in the United States during their employment. The number of new visas approved each year may be limited and may restrict our ability to hire additional qualified technical employees. In addition, immigration policies are subject to change, and these policies have generally become more stringent since the events of September 11, 2001. Any additional significant changes in immigration laws, rules or regulations may further restrict our ability to retain or hire technical personnel.

      We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance. Our recent expense reduction and restructuring initiatives, including a series of worldwide workforce reductions, have significantly reduced the number of our technical employees. The loss of the services of one or more of our key employees, including Raouf Y. Halim, our chief executive officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If network infrastructure OEMs do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

      Our products are not sold directly to the end-user but are components of other products. As a result, we rely on network infrastructure OEMs to select our products from among alternative offerings to be designed into their equipment. We may be unable to achieve these “design wins”. Without design wins from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design wins into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

      Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. This lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

      Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a substantial portion of our products through distributors, some of whom have a right to return unsold products to us. Sales to distributors accounted for approximately 44% and 57% of our net revenues for fiscal 2002 and the first six months of fiscal 2003, respectively. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

      The network infrastructure markets we address have been characterized by dramatic changes in end-user demand and levels of channel inventories that reduce visibility into future demand for our products. As a result of sharply reduced demand across our product portfolio, in fiscal 2001 we recorded $83.5 million of inventory write-downs.

We are dependent upon third parties for the manufacture, assembly and test of our products.

      We are entirely dependent upon outside wafer fabrication facilities, known as foundries, for wafer fabrication services. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. During times when the semiconductor industry is experiencing a shortage of wafer fabrication capacity, we may experience delays in shipments or increased manufacturing costs.

      There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of assured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

      We obtain external wafer manufacturing capacity primarily from Taiwan Semiconductor Manufacturing Co., Ltd., known as TSMC, and Jazz Semiconductor, a joint venture whose principal owners are The Carlyle Group and Conexant. However, these and other foundries we use may allocate their limited capacity to fulfill the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

      We are also dependent upon third parties, including Amkor Technology, Inc., for the assembly and test of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

      Wafer fabrication processes are subject to obsolescence, and foundries may discontinue a wafer fabrication process used for certain of our products. In such event, we generally offer our customers a “last-time buy” program to satisfy their anticipated requirements for our products. The unanticipated discontinuation of a wafer fabrication process on which we rely may adversely affect our revenues and our customer relationships.

      The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in the Asia-Pacific region, Mexico and California. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. The manufacturing processes we rely on are specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

      In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

We are subject to the risks of doing business internationally.

      For fiscal 2002 and the first six months of fiscal 2003, approximately 46% and 57%, respectively, of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific region and European countries. In addition, we have design centers and suppliers located outside the United States, including foundries and assembly and test service providers located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions (such as restrictions on the transfer or repatriation of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

      Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

      We enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes. Our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

      Our revenues and operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product and technology introductions by competitors;

•	fluctuations in manufacturing yields;

•	availability and cost of products from our suppliers;

•	intellectual property disputes; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

      The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our ability to use, make, sell, export or import our products or one or more components comprising our products.

      The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

      We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. At times we incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have engaged in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We may engage in future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

      Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

Our success may depend, in part, on our ability to successfully integrate companies we may acquire.

      We may from time to time make acquisitions, enter into alliances or make investments to complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, if we consummate such transactions, they could result in:

•	issuances of equity securities dilutive to our existing shareholders;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	large one-time write-offs;

•	amortization expenses related to intangible assets;

•	the diversion of management’s attention from other business concerns; and

•	the potential loss of key employees from the acquired company.

      Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

      Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

Risks Related to Our Separation from Conexant,

the Securities Markets and Ownership of Our Common Stock

We do not have an operating history as an independent company, and potential concerns about our prospects as an independent company could affect our ability to attract and retain customers and employees. Our historical financial statements are not necessarily indicative of our financial position, results of operations and cash flows as an independent company.

      Following the distribution we will be dependent on our own resources, including the pre-distribution cash contribution from Conexant, to operate the Mindspeed business and, except for the $50 million credit facility with Conexant, will no longer have access to Conexant’s resources. If we are not successful in assuring our customers and employees of our financial stability and our prospects for success as an independent company, our customers may choose other suppliers and our employees may seek other employment, which may materially adversely affect our business.

      The historical financial information we have incorporated into this prospectus from our registration statement on Form 10 has been derived from Conexant’s consolidated financial statements and does not reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following our separation from Conexant, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. As part of Conexant, we benefited from various economies of scale, including shared global administrative functions and facilities and volume purchase discounts. Our costs may increase as a result of the loss or renegotiation of these arrangements, although the amount of any cost increase is not determinable at this time. We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. Such agreements relate to manufacturing capacity, intellectual property and other goods and services for our business. We are in the process of negotiating such agreements with various third parties, including agreements relating to manufacturing capacity. Although we expect to be able to enter into arrangements on terms substantially similar to those we enjoyed as part of Conexant prior to the distribution, we cannot assure you that we will be able to do so.

Our securities have no prior market, and our stock price may fluctuate significantly following the distribution.

      There is no current trading market for our common stock, and while a “when-issued” trading market may develop prior to the distribution, there can be no assurance as to the prices at which trading in our common stock will occur after the distribution. Our common stock has been approved for listing on the American Stock Exchange under the trading symbol “MND”, subject to official notice of issuance and our compliance with applicable listing standards on the date our common stock begins trading. At least until our common stock is fully distributed and an orderly market develops, and even thereafter, the market price of our common stock may fluctuate significantly. The combined market values of our common stock and the common stock of Conexant held by shareholders after the distribution may be less than, equal to or greater than the market value of Conexant common stock prior to the distribution. We cannot assure you that an active trading market in our common stock will develop or be sustained in the future. The market price at which shares of our common stock will trade will be determined by the marketplace and may be influenced by many factors, including:

•	our operating and financial performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

      In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

It may be difficult for shareholders to sell our common stock due to the possibility of an illiquid market for our stock.

      Because our total market capitalization is expected initially to be relatively small, our common stock may be or become relatively illiquid. In that event, a shareholder who wants to sell our stock may find it difficult to do so expeditiously or at a favorable price.

      Moreover, all companies listed on the American Stock Exchange are required to comply with continued listing standards. The American Stock Exchange will consider delisting the securities of a company which has: shareholders’ equity of less than $2 million and losses from continuing operations (or net losses) in two of its three most recent fiscal years; shareholders’ equity of less than $4 million and losses from continuing operations (or net losses) in three of its four most recent fiscal years; or shareholders’ equity of less than $6 million and losses from continuing operations (or net losses) in its five most recent fiscal years. Notwithstanding our recent operating losses and net losses, as of March 31, 2003 we would be in compliance with these shareholders’ equity standards, as our shareholders’ equity was approximately $109 million (approximately $200 million on a pro forma basis to reflect the distribution and the pre-distribution cash contribution from Conexant). There can be no assurance, however, that our shareholders’ equity will remain above the required levels or that we will not sustain additional losses in the future. If we fail to continue meeting these standards, our common stock would cease to be eligible for listing on the American Stock Exchange and investors could be required to trade our common stock on the OTC Bulletin Board or some other quotation medium. If that were to occur, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could adversely affect the price of our common stock.

      In addition, termination of listing on the American Stock Exchange may negatively impact our standing with our customers and employees and, as a consequence, our ability to compete successfully.

A substantial redistribution of our common stock may occur after the distribution, which could cause our stock price to decline. Substantial sales of our common stock upon exercise of our warrants issued to Conexant could also depress our stock price.

      Substantially all of the shares of our common stock distributed in the distribution will be eligible for immediate resale in the public market. In spin-off transactions similar to the distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the distribution or what effect such sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock.

      Following the distribution, Conexant will hold warrants that are exercisable for approximately 30 million shares of our common stock, representing approximately 20 percent of our outstanding common stock on a fully diluted basis. Conexant will also hold warrants to acquire up to approximately 8.3 million shares of our common stock to the extent we borrow under the senior secured revolving credit facility to be provided by Conexant. Although the warrants will not be exercisable for lock-up periods of 12 months and 9 months, respectively, following the distribution, when the lock-up periods expire the underlying shares of our common stock may be acquired and sold. If Conexant or a transferee of the warrants sells a substantial number of shares of our common stock in the future or if investors perceive that these sales may occur, the market price of our common stock could decline.

Some of our directors and executive officers may have potential conflicts of interest because of their positions with Conexant or their ownership of Conexant common stock.

      Following the distribution, some of our directors will be Conexant directors, and our non-executive chairman of the board will be the chairman of the board and chief executive officer of Conexant. Several of our directors and executive officers own Conexant common stock and hold options to purchase Conexant common stock. Service as both a director of ours and as a director or officer of Conexant, or ownership of Conexant common stock by our directors and executive officers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Conexant. For example, potential conflicts could arise in connection with decisions involving the credit facility to be provided to us by Conexant or the warrants to purchase our common stock to be issued to Conexant, or under the other agreements to be entered into between us and Conexant.

      Our restated certificate of incorporation includes provisions relating to the allocation of business opportunities that may be suitable for both us and Conexant based on the relationship to the companies of the individual to whom the opportunity is presented and the method by which it was presented and also includes provisions limiting challenges to the enforceability of contracts between us and Conexant.

      We may have difficulty resolving any potential conflicts of interest with Conexant, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.

Provisions in our organizational documents and rights plan and Delaware law will make it more difficult for someone to acquire control of us.

      Our restated certificate of incorporation and amended bylaws that will be in effect at the time of the distribution, the rights agreement we will enter into and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and amended bylaws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareholders;

•	a prohibition on shareholder action by written consent;

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or amended bylaws;

•	elimination of the right of shareholders to call a special meeting of shareholders; and

•	a fair price provision.

      Our rights agreement gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

      In addition to the rights agreement and the provisions in our restated certificate of incorporation and amended bylaws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareholder becoming an interested shareholder or specified shareholder approval requirements are met.

USE OF PROCEEDS

      Any proceeds received by us from the exercise of the Mindspeed options covered by the plan will be used for general corporate purposes. These proceeds represent the exercise prices for the Mindspeed options. We will not receive any proceeds from sales by selling shareholders of our common stock acquired upon exercise of their Mindspeed options.

DETERMINATION OF OPTION EXERCISE PRICES

      In connection with the distribution, we will enter into an employee matters agreement with Conexant which provides for the adjustment of outstanding options to purchase Conexant common stock, or Conexant options, granted under the Conexant 1998 Stock Option Plan, the Conexant 1999 Long-Term Incentives Plan, the Conexant 2000 Non-Qualified Stock Plan and the Conexant Directors Stock Plan, as well as several other stock option plans in respect of businesses acquired by Conexant, all of which are referred to collectively as the Conexant Option Plans.

      Conexant options outstanding at the time of the distribution will be adjusted so that following the distribution, each option holder will hold Conexant options and Mindspeed options. The number of shares subject to, and the exercise price of, such options will be adjusted to take into account the distribution and to ensure that (i) the aggregate economic value (i.e., the difference between the aggregate fair market value of the shares subject to the options and the aggregate per share exercise price thereof) of the resulting Mindspeed and Conexant options immediately after the distribution is equal to the aggregate economic value of the Conexant options immediately prior to the distribution and (ii) for each resulting option, the ratio of the exercise price to the fair market value of the underlying stock remains the same immediately before and immediately after the distribution. Under the plan, fair market value means the closing price of our common stock reported on the American Stock Exchange or such other national securities exchange or automated inter-dealer quotation system on which our common stock has been duly listed and approved for quotation and trading on the date of determination. The Mindspeed options will be issued under the plan and the Conexant options, as well as the Mindspeed options, will otherwise have the same terms and conditions as the original Conexant options from which they are derived.

      The exercise price of the Mindspeed options granted under the plan in connection with offers to exchange outstanding options for new options may not be less than (i) the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is not a 10-percent shareholder on that date and (ii) 110% of the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is a 10-percent shareholder on that date.

THE PLAN

      The shares of our common stock we are offering by this prospectus may be acquired by participants in the plan upon the exercise of Mindspeed options in accordance with the terms of the plan and the option agreements assumed by us.

      The following statements include summaries of certain provisions of the plan. These statements do not purport to be complete and are qualified by reference to the provisions of the plan, which are incorporated by reference into this prospectus.

      The plan was adopted by our board of directors and approved by Conexant, as our sole shareholder, and will become effective as of June 27, 2003, the expected date of the distribution. In connection with the distribution, Conexant options granted pursuant to the Conexant Option Plans will be adjusted as described above. We have assumed Conexant’s obligations with respect to the resulting Mindspeed options. The purpose of the plan is to provide a means for us to perform our obligations with respect to those Mindspeed options and to foster creation of and enhance value for our shareholders by linking the compensation of our officers and other employees to increases in the price of our common stock, thus providing means by which persons of outstanding abilities can be motivated and retained. The plan authorizes the issuance of an aggregate number of shares of our common stock (currently estimated to be approximately 35 million) necessary to provide for the exercise of all Mindspeed options outstanding on the date of the distribution as a result of adjustments to Conexant options, as may be adjusted from time to time under the plan. Shares of our common stock subject to the unexercised portion of any terminated, forfeited or cancelled Mindspeed option will be available for future grants of Mindspeed options solely in connection with offers to exchange outstanding Mindspeed options for new Mindspeed options made to our employees and certain eligible non-employees.

      Sub-plans. The plan contains a number of sub-plans with terms and conditions applicable to portions of the Mindspeed options subject to the plan. The terms and conditions of the sub-plans correspond to the terms and conditions of the Conexant Option Plan under which the Conexant options from which the Mindspeed options were derived were granted. Sub-Plan L also contains terms and conditions applicable to new Mindspeed options granted in connection with offers to exchange outstanding Mindspeed options for new options.

      Administration. Our Compensation and Management Development Committee, or the Committee, may exercise all responsibilities, powers and authority relating to the administration of the plan not reserved by our board of directors. The Committee is designated by the board of directors from among its members. The board of directors, however, reserves the right, in its sole discretion, to exercise or authorize another committee or person to exercise some or all of the responsibilities, powers and authority vested in the Committee under the plan.

      The Committee has the power to interpret the plan and any sub-plan, to adopt, amend and rescind rules, regulations and procedures relating to the plan and any sub-plan, to make, amend and rescind determinations under the plan and any sub-plan and to take all other actions that the Committee deems necessary or appropriate for the implementation and administration of the plan and any sub-plan.

      Participation. Participants under the plan, or the plan participants, include any person who as of the close of business on the distribution date held one or more outstanding Conexant options under one or more of the Conexant Option Plans and who, for purposes of a particular sub-plan, also satisfied the additional requirements of the sub-plan.

      Stock Options. The outstanding Mindspeed options entitle the holders thereof to purchase a number of shares of our common stock at an exercise price as has been determined pursuant to the adjustment provisions of the employee matters agreement described under “Determination of Option Exercise Prices”. The Mindspeed options otherwise have the same terms and conditions as the Conexant options from which they are derived, except that the purchase price of our common stock with respect to which a Mindspeed option or portion thereof is exercised cannot be paid by delivery of shares of Conexant common stock but may be payable in full in cash or in shares of our common stock or in a combination of cash and our common stock (based on the fair market value of our shares on the date the Mindspeed option is exercised). Mindspeed options granted under the plan may be exercised in full at one time or in part from time to time by giving notice of exercise pursuant to the procedures and the terms and conditions adopted by the Committee from time to time.

      Payment in shares of our common stock is at the discretion of the Committee and no fractional shares of our common stock will be issued or accepted. In addition, the Committee may permit any participant to simultaneously exercise options and sell the shares of our common stock acquired, pursuant to a brokerage or similar arrangement approved in advance by the Committee, and use the proceeds from such sale as payment of the purchase price of our common stock and any applicable withholding taxes.

      Sub Plan L. Sub-Plan L permits grants to eligible employees and non-employees of options to purchase our common stock, either as non-qualified stock options or (as to eligible employees) incentive stock options. A non-qualified stock option is an option to purchase a specific number of shares of stock exercisable at such time or times, not to exceed ten years from the date of grant, as the Committee may determine, at a price not less than 100% of the fair market value on the date the option is granted. An incentive stock option is an option to purchase a specific number of shares of stock that complies with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code. The aggregate fair market value (determined at the time of grant) of the shares of our common stock subject to incentive stock options which are exercisable by one person for the first time during a particular calendar year may not exceed $100,000.

      No incentive stock option may be granted under Sub-Plan L on or after June 27, 2013. No incentive stock option may be exercisable more than:

•	ten years after the date the option is granted, for an employee who is not a 10-percent shareholder on the date the option is granted; and

•	five years after the date the option is granted, for an employee who is a 10-percent shareholder on the date the option is granted.

      The exercise price of any incentive stock option may not be less than:

•	the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is not a 10-percent shareholder on that date; and

•	110% of the fair market value of our common stock subject to the option on the date the option is granted, for an employee who is a 10-percent shareholder on that date.

      Effect of Death or Termination of Employment. Most of the sub-plans contain provisions related to the effect of a plan participant’s termination of employment on the Mindspeed option granted pursuant to the sub-plan. The right to exercise Mindspeed options under the plan will generally terminate within a period of thirty to ninety days after the plan participant’s termination of employment. Some of the sub-plans provide for immediate termination of the right to exercise a Mindspeed option upon termination of employment or upon termination for cause. Many of the sub-plans extend this period of exercisability for a longer period of time in the event of a termination due to death, and some of the sub-plans extend this time period for terminations due to disability or retirement.

      Shares Deliverable. Shares of our common stock deliverable upon exercise of Mindspeed options may consist in whole or in part of unissued or reacquired shares.

      Adjustments. Our board of directors may make such amendments to the plan and make or take such adjustments and actions as it may deem appropriate under the circumstances if there shall be any change in or affecting our common stock on account of any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or combination, or other distribution to holders of our common stock (other than a cash dividend); subject, however, to the specific provisions of each individual sub-plan regarding adjustments.

      Amendment and Termination. Except for amendments and adjustments in the event of changes in shares of our common stock, the Committee may not, without the approval of shareholders, increase the number of shares of our common stock that may be delivered under the plan. No amendment, suspension or termination may impair the rights of any holder of Mindspeed options without that holder’s consent.

      Assignability; Fractional Shares; No Rights as Shareholder. No Mindspeed option may be transferred except (1) by will or by the laws of descent and distribution, (2) by gift to any member of a plan participant’s immediate family, (3) to a trust for the benefit of a plan participant’s immediate family members only, (4) to a partnership in which a plan participant’s immediate family members are the only partners or (5) as otherwise determined by the Committee. Each Mindspeed option shall be exercisable during the lifetime of the plan participant to whom the Conexant option from which it is derived was granted only by the plan participant unless the Mindspeed option has been transferred in accordance with the provisions of the plan described above, in which case it shall be exercisable only by the transferee (or by the legal representative of the estate or by the heirs or legatees of the transferee). For purposes of this provision, a plan participant’s “immediate family” means the plan participant’s spouse and natural, adopted or step-children and grandchildren.

      No person will have the rights or privileges of a shareholder with respect to common stock subject to a Mindspeed option until exercise of the Mindspeed option.

      No fractional shares of our common stock may be issued or transferred pursuant to the plan. If any Mindspeed option is exercisable for a fractional share of our common stock, the person entitled thereto will be paid an amount equal to the excess of the fair market value as of the date of exercise over the exercise price for any fractional share of our common stock deliverable in respect of exercise of that Mindspeed option.

      Change of Control Benefits. Several of the sub-plans contain specific provisions related to a change of control of us. Some of these provisions provide for acceleration of the vesting of Mindspeed options granted under the sub-plan and others require certain treatment of the Mindspeed option, such as assumption of the Mindspeed option by an entity acquiring control of us.

TAX CONSEQUENCES

      We have been advised by Chadbourne & Parke LLP, our counsel, that under the present provisions of the Internal Revenue Code, or the Code, the principal U.S. federal income tax consequences under the plan relating to stock options and stock “swaps” are as set forth below. Participants subject to tax laws in another country should seek advice from a knowledgeable tax advisor in that country.

      Options covered by the plan were, at the time of grant, intended to qualify as either incentive stock options under the Code or non-qualified stock options.

      Incentive Stock Options. The grant of an incentive stock option does not result in any immediate tax consequences to us or the optionee. An optionee will not realize taxable income, and we will not be entitled to any deduction, upon the exercise of an incentive stock option if the optionee was an employee of us (or an employee of our parent, subsidiary or successor corporation) at all times from the date the option was granted to the day three months (or, in the case of an employee who is disabled within the meaning of Section 22(e)(3) of the Code, one year) before the date of such exercise. (However, the excess of the fair market value of the shares at the time of exercise of the option (or, in the case of an employee subject to

Section 16(b) of the Exchange Act, at the time described under “— Non-Qualified Stock Options” below) over the option price will be includable in the employee’s “alternative minimum taxable income” and may, therefore, be subject to the “alternative minimum tax” imposed on such income.) If such employee does not dispose of the shares of stock transferred upon such exercise within the later of (1) two years after the date the option was granted and (2) one year after the issue or transfer of the shares to the employee, gain or loss realized upon disposition thereafter of such shares by the employee will be treated as long-term capital gain or loss. If the shares of stock are disposed of before the expiration of the later of the foregoing two-or one-year holding periods, the employee will realize ordinary taxable income in the year of such disposition in an amount equal to (1) the excess of the fair market value of the shares at the time of exercise of the option (or, under applicable regulations, in the case of an employee subject to Section 16(b) of the Exchange Act, upon the expiration of the period described under “— Non-Qualified Stock Options” below) over the option price or (2) if the disposition is a taxable sale or exchange, the amount of gain realized if such amount is less than the amount determined in clause (1) above. Any taxable gain recognized on the disposition in excess of the amount thus taxable as ordinary income will be treated as capital gain, long-term or short-term depending on whether the stock has been held for more than one year. Upon such a disposition, we will generally be entitled to a deduction in an amount equal to the ordinary income realized by the employee.

      If an employee was not an employee of us (or an employee of our parent, subsidiary or successor corporation) at all times from the date the option was granted to the day three months (or, in the case of a disabled employee, one year) before the date on which an incentive stock option is exercised, such employee will realize ordinary taxable income in an amount equal to the excess of the fair market value of the shares at the time of exercise over the option price, and we will be entitled to a deduction in the same amount. In the case of any such employee who is subject to Section 16(b) of the Exchange Act, the special rule described below in connection with non-qualified stock options will be applicable to the receipt of shares upon such exercise. Any difference between the market value used to determine the amount of includable ordinary taxable income and the price at which the employee may subsequently sell his or her shares will be treated as taxable capital gain or loss, long-term or short-term depending on the length of time the shares have been held.

      Under the present provisions of the Code, long-term capital gains are taxable at a maximum rate of 15% and capital losses of individual taxpayers are deductible only against capital gains and a limited amount of ordinary income.

      Non-Qualified Stock Options. The grant of a non-qualified stock option has no immediate tax consequences to us or the optionee. If an optionee exercises a non-qualified stock option, the optionee will, except as noted below, realize ordinary taxable income measured by the difference between the option price and the fair market value of the shares on the date of exercise, and we will be entitled to a deduction in the same amount. Any difference between such fair market value and the price at which the optionee may subsequently sell such shares will be treated as taxable capital gain or loss, long-term or short-term depending on the length of time the shares have been held.

      In the case of an optionee subject to Section 16(b) of the Exchange Act who exercises a non-qualified stock option, if the optionee has not made a matching purchase of shares during the six-month period before exercise of the option, taxable income attributable to the exercise of the option will not be deferred. However, if the optionee has made a matchable purchase within the six-month period, realization of ordinary taxable income may be deferred until the expiration of the period, if any, during which a sale of the shares could subject the optionee to suit under Section 16(b) (unless the optionee elects under Section 83(b) of the Code to realize ordinary taxable income at the time of the exercise); under present Internal Revenue Service regulations and other interpretations, due to changes in Section 16(b) rules adopted by the SEC several years ago, this conclusion is not entirely certain. If realization of ordinary taxable income is not deferred as described above, or if the optionee elects under Section 83(b) of the Code to be taxed currently, the optionee will be taxed at the time of exercise measured by the difference between the option price and the fair market value of the shares at that time.

      Stock “Swaps”. The tax consequences of the surrender of shares of our common stock in payment of the option price will vary depending upon whether the option is a non-qualified stock option or an incentive stock option, and in the latter case whether the stock surrendered was acquired upon exercise of a non-qualified or incentive stock option.

      If the option price of a non-qualified stock option is paid in shares of stock, rather than cash, no taxable gain or loss would be recognized upon the transfer of such shares in payment of the option price to the extent that the number of shares received was equal to the number of shares surrendered. In such case, the basis and holding period of a corresponding number of the shares received would be the same as the basis and holding period of the shares surrendered. If the shares surrendered were received upon exercise of an incentive stock option, the surrender would not constitute a disposition of such shares so as to result in realization of taxable ordinary income for failure to satisfy the holding period requirements applicable to incentive stock options. To the extent that the number of shares received upon the exercise of a non-qualified stock option exceeded the number of shares surrendered, the employee would realize taxable ordinary income in an amount equal to the fair market value of such excess number of shares, and the employee’s basis for such shares would be equal to such amount.

      If the option price of an incentive stock option is paid in shares of stock (other than shares that had been acquired upon exercise of an incentive stock option as described below), no taxable gain or loss will be recognized on the surrender of such shares and the basis and (except as stated below) the holding period of a corresponding number of the shares received will be the same as the basis and holding period of the shares surrendered. The basis of any additional shares received in exchange for the shares surrendered would be zero, and the holding period of such additional shares would commence at the time issued or transferred to the employee upon the exercise. The disposition of any of the shares received upon exercise of the incentive stock option before the expiration of the two-or one-year holding periods described under “— Incentive Stock Options” above will constitute a “disqualifying disposition” of such shares resulting in realization of taxable ordinary income (and capital gain) as described under “— Incentive Stock Options” above. If only a portion of the shares received upon exercise are disposed of, the shares disposed of will be deemed to be those with the lowest tax basis. If the option price of an incentive stock option is paid in shares of stock that had been acquired upon exercise of an incentive stock option before the expiration of the required holding periods applicable to such options, such surrender will constitute a “disqualifying disposition” of such shares, resulting in realization of taxable ordinary income (and capital gain) as described under “— Incentive Stock Options” above. Such recognition of income in respect of the shares surrendered will not otherwise affect the tax treatment of the incentive stock option and stock received upon exercise thereof, as described under “— Incentive Stock Options” above.

      Since the foregoing does not purport to be a complete description of the U.S. federal income tax aspects of the benefits under the plan and does not consider the effect of any state or foreign law, holders should consult their tax advisors on any questions they may have.

SELLING SHAREHOLDERS

      Information regarding the selling shareholders, the shares of our common stock beneficially owned by them, the shares of our common stock offered by them through this prospectus and the shares of our common stock to be beneficially owned by them after completion of the offering will be set forth in a supplement to this prospectus.

      The distribution of the shares by the selling shareholders is not subject to any underwriting agreement. The selling shareholders may sell the shares offered through this prospectus from time to time in transactions over one or more stock exchanges, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling the shares to or through brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares for whom such brokers or dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker or dealer might be in excess of the customary commissions). The selling shareholders and any brokers or dealers that participate with the selling shareholders in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of our common stock covered by this prospectus that also qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that rule rather than pursuant to this prospectus.

      The selling shareholders will pay any transaction costs associated with effecting any sales that occur other than the fees and expenses incident to the registration of the shares of our common stock covered by this prospectus, which will be paid by us.

      The selling shareholders are not restricted as to the price or prices at which they may sell their shares of our common stock. Such sales may have an adverse effect on the market price of our common stock. Moreover, the selling shareholders are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of shares could be sold at the same time, which may have an adverse effect on the market price of our common stock.

LEGAL MATTERS

      The validity of our common stock offered by this prospectus will be passed upon by Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, New York 10112, our counsel.

EXPERTS

      The financial statements and the related financial statement schedule of Mindspeed Technologies, Inc., as of September 30, 2002 and 2001, and for each of the three years in the period ended September 30, 2002, incorporated by reference in this prospectus from the Registration Statement on Form 10 of Mindspeed Technologies, Inc. dated June 6, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Microcosm Communications Limited, as of and for the year ended 31 December 1999, incorporated by reference in this prospectus from the Registration Statement on Form 10 of Mindspeed Technologies, Inc. dated June 6, 2003 have been audited by Deloitte & Touche, chartered accountants and registered auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      Conexant or we will pay all expenses incident to the offering and sale of our common stock being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount

SEC Registration Fee	$6,343
*Costs of Printing	$45,000
*Legal Fees and Expenses	$20,000
*Accounting Fees and Expenses	$1,500
*Miscellaneous Expenses	$2,157

*Total	$75,000

*	Estimated

Item 15.	Liability and Indemnification of Directors and Officers

      The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to limitations. Our restated certificate of incorporation provides that our directors are not liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or the shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.

      The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to limitations. Our amended Bylaws and the appendix thereto provide for the indemnification of directors, officers, employees and agents to the extent permitted by Delaware law. It is expected that our directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16.	Index to Exhibits

4.1	Restated Certificate of Incorporation of the Company.
4.2	Bylaws of the Company.
4.3	Specimen certificate for the Company’s Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Form 10, is incorporated herein by reference.
4.4	Form of Rights Agreement by and between the Company and Mellon Investor Services LLC, filed as Exhibit 4.2 to the Form 10, is incorporated herein by reference.
4.5	Mindspeed Technologies, Inc. 2003 Stock Option Plan.
5	Opinion of Chadbourne & Parke LLP as to the legality of any newly issued shares of Mindspeed Common Stock covered by this registration statement.
23.1	Consent of Deloitte & Touche LLP, independent auditors.
23.2	Consent of Deloitte & Touche, chartered accountants and registered auditors.
23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act).

23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement.
24	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of Mindspeed.

Item 17.	Undertakings

      A.     The Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      B.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 16th day of June, 2003.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ SIMON BIDDISCOMBE

Name:	Simon Biddiscombe
Title:	Senior Vice President, Chief
Financial Officer and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 16th day of June, 2003 by the following persons in the capacities indicated:

Signature	Title

DWIGHT W. DECKER*	Chairman of the Board

RAOUF Y. HALIM*	Chief Executive Officer (principal executive officer) and Director

DONALD R. BEALL*	Director

HOSSEIN ESLAMBOLCHI*	Director

MING LOUIE*	Director

JERRE L. STEAD*	Director

/s/ SIMON BIDDISCOMBE	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

*	By /s/ SIMON BIDDISCOMBE Simon Biddiscombe Attorney-in-fact**

**	By authority of the powers of attorney filed as Exhibit 24 to this Registration Statement.

EXHIBIT INDEX

Exhibit
Number

4.1	Restated Certificate of Incorporation of the Company.
4.2	Bylaws of the Company.
4.3	Specimen certificate for the Company’s Common Stock, par value $.01 per share, filed as Exhibit 4.1 to the Form 10, is incorporated herein by reference.
4.4	Form of Rights Agreement by and between the Company and Mellon Investor Services LLC, filed as Exhibit 4.2 to the Form 10, is incorporated herein by reference.
4.5	Mindspeed Technologies, Inc. 2003 Stock Option Plan.
5	Opinion of Chadbourne & Parke LLP as to the legality of any newly issued shares of Mindspeed Common Stock covered by this registration statement.
23.1	Consent of Deloitte & Touche LLP, independent auditors.
23.2	Consent of Deloitte & Touche, chartered accountants and registered auditors.
23.3	Consent of Arthur Andersen LLP (omitted pursuant to Rule 437a under the Securities Act).
23.4	Consent of Chadbourne & Parke LLP, contained in its opinion filed as Exhibit 5 to this registration statement.
24	Powers of Attorney authorizing certain persons to sign this registration statement on behalf of certain directors and officers of Mindspeed.